Exhibit 10.1

August 6, 2019

Dear Mr. Dirk Montgomery:

I am pleased to extend this conditional offer of employment as Chief Financial Officer with Fiesta Restaurant Group, Inc. ("Fiesta"), reporting to Rich Stockinger, President and Chief Executive Officer. Your new office will be located at 14800 Landmark Blvd., Addison, Texas.  I propose a start date of September 9 , 2019 and am excited to work with you.

The following is a brief outline of the major components of this conditional offer of employment:

Base Compensation
Your annualized base salary will be $475,000. You will be paid biweekly.

Discretionary Annual Increase
You are eligible for a discretionary annual increase, based on merit. Your first increase may occur in January 2021.

Discretionary Bonus
Your bonus target is equal to 50% of your annual base salary, subject to the terms of the Fiesta bonus plan applicable to you and subject to the discretion of the Compensation Committee of the Board of Directors.

Sign-on Bonus
You are eligible for a one-time special incentive bonus of $178,000 to be paid on or before March 15, 2020. In the event you voluntarily terminate from the Company within one year of the payment date of the sign on bonus, the sign on bonus must be refunded to the and you authorize the Company to deduct this obligation insofar as possible, from any salary, wages, accrued vacation, bonus or other payments or employee benefits to which you may be entitled or business expense reimbursement amounts that may be due to you. You agree that you remain liable for any amount that is not withheld from your wages. By signing this offer letter, you accept the terms of this agreement.

Sign-on Grant
You are eligible for a one-time special stock award of 20,000 shares of Restricted Common Stock ("Restricted Shares") subject to the approval of the Compensation Committee of the Board of Directors. The Restricted Shares will vest as follows: Fifty Percent (50%) of the Restricted Shares will vest on the second anniversary of your start date, with the remaining Fifty Percent (50%) of the Restricted Shares to vest on the fourth anniversary of your start date. You must be employed by the Company on each vesting date.

Long Term Incentive Plan
Commencing in 2020, you will be eligible for annual equity grants of approximately $475,000 subject to the discretion of the Compensation Committee of the Board of Directors. The equity grants are currently expected to be comprised of 25% restricted stock awards, 25% stock options and 50% based on performance-based criteria to be determined prior to the date of grant.

Severance Agreement
Fiesta will enter into a separate agreement with you to provide certain severance payments upon termination of your employment by Fiesta without Cause and for reasons other than death or "permanent and total disability" (within the meaning Section 22(e)(3) of the Code) or by you voluntarily for Good Reason (to be defined in the agreement). The severance payments will include an amount equal to one times your annual base salary in effect prior to the date employment is terminated and an amount equal to a pro rata portion of the aggregate bonus you would have been entitled to receive with respect to the fiscal year of termination had employment not been terminated. Such bonus shall be paid at the same time it would have been paid had your employment not been terminated.

Temporary Living Allowance
The Company will provide you with $1,500 per month to be used to cover part of your living costs in Addison, Texas (Housing/Travel Allowance), subject to change or cancellation at any time in the Company’s sole discretion. When you permanently relocate or if your employment with the Company terminates for any reason, ("Eligibility Change") the Company will cease the payment of this allowance effective immediately.

Insurance Benefits
Details regarding our comprehensive benefits package will be provided to you.

Vacation
You are eligible for three weeks of vacation from date of hire through your ninth year.  On your tenth year of employment, you will then be eligible for four weeks of vacation.

Personal Days
Commencing your start date you are eligible for one (1) personal/sick days and each calendar year thereafter, you will receive five (5) personal/sick days.

This offer of employment is contingent upon the following:

•	Acceptable results from all Fiesta employment screening evaluations.

•	Execution of the attached Agreement to Respect Confidential Information.

•	Execution of the attached Binding Arbitration Program acknowledgment.

•	Execution of the attached Background Information Release Form.

•	Satisfactory proof of identification and work authorization as required by federal law.

•
Satisfactory assurance that you are not subject to any non-compete or other restrictive covenant that could impair your ability to perform the job responsibilities of the position you are offered. If you are subject to any such restrictions, please provide us with a copy of relevant documents at your earliest convenience.

•	Formal approval of your appointment by the Board of Directors.

While we are confident that we will have a mutually beneficial employment relationship, employment with Fiesta is at-will and this is not a contract for employment. Under this relationship, Fiesta may, at any time, decide to end an individual’s employment with or without cause, prior notice or discipline at Fiesta’s sole discretion. Likewise, any employee is free to end his or her employment at any time for any reason with or without notice.

Please let me know if you have any questions.  I can be reached at 786-714-5496.

Warm welcome,

/s/ Richard C. Stockinger	Accepted:
Richard Stockinger	/s/ Dirk Montgomery
President and Chief Executive Officer	Dirk Montgomery
Fiesta Restaurant Group, Inc.

9/9/2019
Date